

August 26, 2013

<u>Via E-mail</u>
Homero Giovanni Penaherrera Zavala
President
Altair International Corp.
Conjunto Sierra Morena Casa D9
Tumbaco, Ecuador

> **Re: Altair International Corp.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2013**
> **File No. 333-190235**

Dear Mr. Zavala:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial statements in your amended filing in accordance with Rule 8-08 of Regulation S-X and provide an updated consent from your independent public accounting firm. In addition, please update your disclosure throughout your prospectus to conform, as necessary, to your updated financial information.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

    It appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

4. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets consisting of cash and nominal other assets. If you conclude that your company is a shell company, please revise your prospectus to disclose conspicuously that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Dilution, page 12

5. Please revise the disclosure in the fourth paragraph on page 13 to reflect $45,000 in gross proceeds if 75% of the shares are sold.

6. In the first, second and third examples in the table on page 14, please revise the line item "Number of shares after the offering assuming…" to reflect 100%, 75%, and 50% respectively.

Management's Discussion and Analysis or Plan of Operation, page 15

7. Your disclosure in the fourth paragraph on page 16 indicates that $60,000 will only last you one year and yet elsewhere, such as on page 7, you indicate that $30,000 will allow you to "conduct [y]our proposed operations for a period of one year." Please revise to clarify.

8. We note you do not anticipate generating revenues until you complete your initial business development. Please clarify in your disclosure at what point in time you

anticipate this will occur, whether it occurs at some point during your 12 month plan of operation or after.

Plan of Operation, page 16

9. In each of the headers in this section, please revise to clarify, if true, that that the amount of time needed is reflected in months "following the close of this offering."

Description of Business, page 19

10. Please revise this section to discuss the actual operations of your business, focusing on the particular means by which you will generate revenues and incur expenses. It may be helpful to provide an example of a project and provide the life cycle of the project. Provide sufficient details so that investors can evaluate your business plan. For example, will you be charging a flat fee per project or will you charge by the hour? And what is the typical fee you will charge for a small, medium and large residential project and what are the similar fees for commercial projects? How many projects do you expect to undertake in a year? What do you expect the mix will be between commercial and residential projects?

Contracts, page 22

11. Please revise to place this Referral Agreement in greater context. For example, revise to explain the nature of the business Mr. Cevallos Mendez is engaged in such that he might have potential clients to refer.

Plan of Distribution, page 26

12. We note that Mr. Homero Giovanni Penaherrera Zavala will be relying upon the safe harbor from broker-dealer registration found in Exchange Act Rule 3a-41. Please provide us with the basis for reliance upon such exemption.

Procedure for Subscribing, page 27

13. Please file the subscription agreement referenced under this heading as an exhibit to your registration statement.

State Securities – Blue Sky Laws, page 28

14. We note that you have no plans to register your common stock for resale under the blue sky laws of any state. Please tell us what consideration you gave to providing risk factor disclosure advising prospective buyers of the limited liquidity of the shares you are offering in light of your determination not to register your common stock in any state.

15. Your reference to Artec Consulting Corp. here is unclear. Similarly, your reference to products liability on page 22 is also unclear. Please revise.

Balance Sheet, page F-2

16. In accordance with ASC 915-210-45 please report cumulative net losses with a descriptive caption such as deficit accumulated during the development stage in the shareholder equity section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director